Comboox DAO LLC 30 N Gold St Ste R Sheridan, Wyoming, 82801 Li Li 0086-186-1119-5227 paul.lee.comboox@gmail.com

August 16, 2024

VIA EDGAR

Division of Corporation Finance
Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Austin Stanton
Ms. Sandra Hunter Berkheimer

Re: Comboox DAO LLC
Request to Withdraw Registration Statement on Form 1-A
File No. 024-12446

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, and as per the instruction of the Securities and Exchange Commission (the "Commission"), Comboox DAO LLC (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12446), first filed with the Commission on June 10, 2024, and amended on Form 1-A/A filed June 28, 2024 (together with all exhibits and amendments thereto, the "Offering Statement").

In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please do not hesitate to contact us.

Yours sincerely,

/s/ Li Li
Li Li, the Founding Member and Manager